Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,000,000	$117.90

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $117.90 is offset against the registration fee due for this offering and of which $1,126,824.74 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 730 dated March 4, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0EN3

ISIN:	US5252M0EN35

Specified Currency:	Principal:	U.S. Dollars

	Interest:	U.S. Dollars

Principal Amount:	$3,000,000

	Total	Per Note
Issue Price(1):	$2,769,000	92.30%
Agent’s Commission(2):	$0	0.00%
Proceeds to Lehman Brothers Holdings Inc.:	$2,769,000	92.30%

(1)  The Issue Price includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)  Lehman Brothers Inc. and/or an affiliate may earn income as a result of payments pursuant to any hedges.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Ratings(1):	A1, A+, AA–

☒	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	March 4, 2008

Issue Date:	March 5, 2008

Stated Maturity Date:	March 5, 2018, subject to Issuer’s Call Option; provided that if such day is not a Business Day, then such day will be the following Business Day.

Issue Price:	92.30%

Redemption Amount:	100.0%

Date From Which Interest Accrues:	☒	Issue Date
☐	Other:

☒	Fixed Rate Note

Interest Rate per Annum:	5.25%

☐	Floating Rate Note	☐	CD Rate
☐	Commercial Paper Rate
☐	Federal Funds (Effective) Rate
☐	Federal Funds (Open) Rate
☐	LIBOR Telerate
☐	LIBOR Reuters
☐	EURIBOR
☐	Treasury Rate:	Constant Maturity	☐ Yes	☐ No
☐	Prime Rate
☐	Eleventh District Cost of Funds Rate
☐	CMS Rate
☐	Other:

(1) Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA– by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:

Semi-annually on the 5th of every March and September, commencing on September 5, 2008 and ending on the Maturity Date, subject to the Issuer’s Call Option; provided that if such day is not a Business Day, then such day will be the following Business Day.

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to the Redemption Amount, on the 5th of each March and September, commencing on March 5, 2009. Notice of redemption will be given not less than five Business Days prior to the redemption date.

Underwriter:	Lehman Brothers Inc.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes	☒ No

Business Day:	New York

Authorized Denominations:	$1,000/$1,000

Form of Note:	☒ Book-entry only (global)	☐ Certificated

RISK FACTORS

An investment in the notes entails certain risks. See “Risk Factors” in the Prospectus Supplement.

UNITED STATES FEDERAL INCOME TAX TREATMENT

Because the issue price of the notes is less than the stated redemption price at maturity by more than a statutorily defined “de minimis” amount, the notes will be treated as issued with original issue discount (“OID”). For a discussion of the tax consequences of owning securities issued with OID, see “United States Federal Income Tax Consequences—Debt Securities—Original Issue Discount” in the Prospectus dated May 30, 2006.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at a discount to such public offering price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.